NO ACT

PE
12-17-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





10010660

February 23, 2010

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Received SEC
FEB 23 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-23-2010

Re: Citigroup Inc.
Incoming letter dated December 17, 2009

Dear Ms. Dropkin:

This is in response to your letter dated December 17, 2009 concerning the shareholder proposal submitted to Citigroup by the Sisters of Charity of Saint Elizabeth; the Missionary Oblates of Mary Immaculate; the Maryknoll Fathers and Brothers; the Maryknoll Sisters of St. Dominic; the Sisters of St. Francis of Philadelphia; the Benedictine Sisters of Mount St. Scholastica; the Benedictine Sisters of Boerne, TX; the Marianists Province of the United States; the Sisters of St. Dominick of Caldwell, N.J.; the Sisters of Charity of the Incarnate Word; the Sisters of St. Joseph of Carondelet; and the Convent Academy of the Incarnate Word. We also have received letters on the proponents' behalf dated January 30, 2010 and February 15, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

February 23, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 17, 2009

The proposal seeks a report to shareholders, at reasonable cost and omitting proprietary information, on Citigroup's "policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated."

We are unable to conclude that Citigroup has met its burden of establishing that it may exclude the proposal under rule 14a-8(i)(7). We note that the proposal raises concerns regarding the relationship between Citigroup's policies regarding collateralization of derivatives transactions and systemic risk. In our view, the proposal may raise a significant policy issue for Citigroup, and we are unable to conclude that Citigroup has met its burden of establishing otherwise in its no-action request. Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 15, 2010

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Gregory S. Belliston, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Citigroup, Inc. (Sisters of Charity)

Dear Sir/Madam:

On January 30, 2010, I sent a letter on behalf of my clients, The Sisters of Charity of St. Elizabeth, the Missionary Oblates of Mary Immaculate, the Maryknoll Fathers and Brothers (the Catholic Foreign Mission Society of America, Inc.), The Maryknoll Sisters of St. Dominic, Inc., The Sisters of St. Francis of Philadelphia, the Benedictine Sisters of Mount St. Scholastica, the Benedictine Sisters of Boerne, TX, The Marianist Province of the United States, The Community of the Sisters of St. Dominic of Caldwell, New Jersey, the Sisters of Charity of the Incarnate Word, the Sisters of St. Joseph of Carondelet and the Convent Academy of the Incarnate Word (who are hereinafter jointly referred to as the "Proponents"), in response to a no-action letter request submitted by Citigroup, Inc. (hereinafter referred to as "Citi" or the "Company") with respect to a shareholder proposal submitted to that company by the Proponents. The Proponents' shareholder proposal requests the Company to report on certain of its policies relating to derivatives. I am submitting this supplemental letter in order to bring to the Staff's attention certain news events that have transpired in the last few days with respect to the financial crisis affecting Greece and the Euro zone, and which, we believe, have a bearing on the question of whether the Proponents' shareholder proposal raises an important policy issue for issuers such as Citi.

RULE 14a-8(a)(7)

WALL STREET HELPED TO MASK DEBTS SHAKING EUROPE

The above is the headline appeared the lead article on page one of the New York Times on Sunday, February 14. One sub-head read:

Complex deals Allowed Greece to Overspend, Fueling a Crisis

Excerpts from the article follow:

Wall Street tactics akin to the ones that fostered subprime mortgages in America have worsened the financial crisis shaking Greece and undermining the euro by enabling European governments to hide their mounting debts.

As worries over Greece rattle world markets, records and interviews show that with Wall Street's help, the nation engaged in a decade-long effort to skirt European debt limits. . . .

[In November, 2009, Wall Street bankers] held out a financing instrument that would have pushed debt from Greece's health care system far into the future, much as when strapped homeowners take out second mortgages to pay off their credit cards.

It had worked before. In 2001, just after Greece was admitted to Europe's monetary union, Goldman helped the government quietly borrow billions, people familiar with the transaction said. That deal, hidden from public view because it was treated as a currency trade rather than a loan, helped Athens to meet Europe's deficit rules while continuing to spend beyond its means.

. . . deals over the last decade are raising questions about Wall Street's role in the world's latest financial drama.

As in the American subprime crisis and the implosion of the American International Group, financial derivatives played a role in the run-up of Greek debt. Instruments developed by Goldman Sachs, JPMorgan Chase and a wide range of other banks enabled politicians to mask additional borrowing in Greece, Italy and possibly elsewhere.

In dozens of deals across the Continent, banks provided cash upfront in return for government payments in the future, with those liabilities then left off the books. Greece, for example, traded away the rights to airport fees and lottery proceeds in years to come.

Critics say that such deals, because they are not recorded as loans, mislead investors and regulators about the depth of a country's liabilities. . . .

While Wall Street's handiwork in Europe has received little attention on this side of the Atlantic, it has been sharply criticized in Greece and in magazines like Der Spiegel in Germany. . . .

Wall Street did not create Europe's debt problem. But bankers enabled Greece and others to borrow beyond their means, in deals that were perfectly legal. Few rules govern how nations can borrow the money they need for expenses . . . .

Such derivatives, which are not openly documented or disclosed, add to the uncertainty over how deep the troubles go in Greece and which other governments might have used similar off-balance sheet accounting.

The tide of fear is now washing over other economically troubled countries on the periphery of Europe, making it more expensive for Italy, Spain and Portugal to borrow. . . .

For all the benefits of uniting Europe with one currency, the birth of the euro came with an original sin: countries like Italy and Greece entered the monetary union with bigger deficits than the ones permitted under the treaty that created the currency. Rather than raise taxes or reduce spending, however, these governments artificially reduced their deficits with derivatives.

Derivatives do not have to be sinister. The 2001 transaction involved a type of derivative known as a swap. One such instrument, called an interest-rate swap, can help companies and countries cope with swings in their borrowing costs by exchanging fixed-rate payments for floating-rate ones, or vice versa. Another kind, a currency swap, can minimize the impact of volatile foreign exchange rates.

But with the help of JPMorgan, Italy was able to do more than that. Despite persistently high deficits, a 1996 derivative helped bring Italy's budget into line by swapping currency with JPMorgan at a favorable exchange rate, effectively putting more money in the government's hands. In return, Italy committed to future payments that were not booked as liabilities.

"Derivatives are a very useful instrument," said Gustavo Piga, an economics professor who wrote a report for the Council on Foreign Relations on the Italian transaction. "They just become bad if they're used to window-dress accounts."

Similarly, the on-line edition (there is no print edition) of today's (February 15) Wall Street Journal has an article from its Heard on the Street column entitled "Greece Shows Need for Derivative Reform". (See http://online.wsj.com/article/SB10001424052748704431404575066982745810158.html?mod=WSJ_article_MoreIn.) Excerpts follow:

> How many more crises will it take?
>
> The Greek emergency is a reminder of how little has been done to fix large, potentially unstable parts of the financial system. One motive for the European Union to intervene was to avoid banks taking losses on loans made in countries like Greece, Spain and Portugal. But banks also may have been exposed through derivatives contracts with the governments of fiscally weak European states.
>
> The banking lobby is resisting efforts to overhaul the $605 trillion market for derivatives that don't trade on exchanges. Although a lack of transparency and hidden leverage in this over-the-counter market fueled systemic weakness in 2008, regulators and politicians still haven't delivered some basic improvements.
>
> The Club-Med meltdown may persuade them to act. For years, Greece wrote large derivatives contracts with banks, mostly associated with sovereign-bond issues. These derivatives likely have a feature that now makes them particularly worrying for banks, lax "margin" requirements.
>
> If a bank does a derivatives trade with another private-sector entity, the agreement will stipulate when the counterparty must make payments to collateralize the trade. These margin payments, usually in cash, typically occur at the outset of the trade, and if the trade subsequently moves against the counterparty. A downgrade in a counterparty's credit rating also can trigger a payment. . . .
>
> Two things need to happen. First, all swaps pricing and volume need to be made public. That would allow investors to gauge whether swaps prices reflect widespread market sentiment or have increased on limited trading.
>
> Second, nearly all over-the-counter derivatives should be centrally cleared. This would lead to proper margin payments from all parties and shrink potentially dangerous pockets of undercollateralization. These developed in the crisis around once-triple-A-rated American International Group, and bond insurers. . . .

Additionally, the February 14 on-line edition (there is no print edition on February 14 or 15) of the Financial Times has an article entitled "Betting on Greek sovereign risk". (See http://www.ft.com/cms/s/0/616f4d1a-199b-11df-af3e-00144feab49a.html.)

Excerpts follow:

> . . . .But one has to ask why this sort of tough talk [by the French Finance Minister Lagarde] should be necessary. It should come as no surprise that OTC derivatives can cause systemic risk; they did after all play a role in many recent financial mishaps, such as AIG's failure in 2008. The problems are well known: the opacity of the market encourages regulatory arbitrage and allows concentrations of risk to build up unseen. Exposures can be huge as investors may buy insurance without having any insurable interest.
>
> Policymakers have been talking about requiring central counterparty clearing and exchange-based trading for derivatives since last spring. While no panacea, this would be a sensible first step. It would reduce counterparty risk by netting matching contracts. Disclosure requirements would let regulators assess the risk exposures. It would remove precisely the sort of regulatory blind spot that worries Ms Lagarde. But politicians have dragged their feet.
>
> The unhealthy gap between rhetoric and action is one Ms Lagarde seemed to recognize in a Financial Times interview last week. She fretted about the pace and direction of financial reform, noting that politicians risk "curing the symptoms and not the illness itself". There may well be a case for examining the "validity" of sovereign credit default swaps. Ms Lagarde should explain what she means. But before embarking on a new initiative, how about completing the unfinished business?

In another article published in today's on-line edition of the Financial Times entitled "EU demands details on Greek swaps" (http://www.ft.com/cms/s/0/cc82f954-1a3f-11df-b4ee-00144feab49a.html), the opening paragraphs read:

> European Union authorities have requested information from the Greek government about currency swaps it entered into on advice from Wall Street banks.
>
> The transactions were undertaken as recently as 2008, and have come under scrutiny as a possible means for the highly indebted government in Athens to mask further borrowings from the public.

Finally, Bloomburg News reported on February 15 as follows (See http://www.bloomberg.com/apps/news?pid=20601087&sid=a5MJFT2dMyIU&pos=1.):

Feb. 15 (Bloomberg) -- European Union regulators ordered Greece to disclose details of currency swaps after an inquiry by the country's Finance Ministry uncovered a series of agreements with banks that it may have used to conceal mounting debts.

The swaps were employed to defer interest payments by several years, according to a Feb. 1 report commissioned by the Finance Ministry in Athens. The document didn't identify the securities firms that arranged the contracts. The government turned to **Goldman Sachs Group Inc.** in 2002 to get $1 billion through a swap, **Christoforos Sardelis,** head of Greece's Public Debt Management Agency from 1999 to 2004, said in an interview last week.

"While swaps should be strictly limited to those that lead to a permanent reduction in interest spending, some of these agreements have been made to move interest from the present year to the future, with long-term damage to the Greek state," the Finance Ministry report said. The 106-page dossier is now being examined by lawmakers.

Eurostat, the EU statistics office, gave Greece until the end of the month to provide more information on the swaps, which do not necessarily break EU rules, European Commission spokesman **Amadeu Altafaj** told reporters in Brussels today. Standard & Poor's and Fitch Ratings are also questioning Greece over its use of the swaps, said two people with direct knowledge of the situation, who declined to be identified because the talks are private.

'Accounting Tricks'

"Greece used accounting tricks to hide its deficit and this is a huge problem," **Wolfgang Gerke,** president of the Bavarian Center of Finance in Munich and honorary professor at the European Business School, said in an interview. "The rating agencies are doing the right thing, but it may be too little too late. The EU slept through this." . . . .

Michael Meister, financial affairs spokesman for German Chancellor **Angela Merkel**'s Christian Democrats, said today in a telephone interview. "What is certain is that we must never leave this kind of thing lurking in the shadows again."

New Rules

Merkel's party aims to push for new rules that will force euro-region nations and banks to disclose bond swaps that have an impact on public finances, Meister said.

Greek Prime Minister **George Papandreou** more than tripled the 2009 deficit estimate to 12.7 percent after ousting two-term incumbent **Kostas Karamanlis** in October. Greek officials last month pledged to provide more reliable statistics after the EU complained of "severe irregularities" in the nation's economic figures.

CONCLUSION

What caused the estimate of the Greek government's 2009 deficit to be suddenly revised from 3.7% of national GDP to some 12.7% of GDP, thus plunging the euro community into crisis? Apparently a contributing factor, and perhaps the principal factor, was the same one that was solely responsible for AIG's bankruptcy, was largely responsible for Lehman's bankruptcy and was a major contributor to the insolvency of both Fannie Mae and Freddie Mac: unregulated, opaque over-the counter derivatives wholly lacking in transparency with unknown margin (collateral) requirements.

Meanwhile, the value of the euro against the dollar has dropped by about 10% since the revelation of the revised Greek deficit late last year. There is also worry that contagion will spread from the known users of derivatives, the governments of Greece and Italy, to the weak economies of Spain, Portugal and Ireland and, according to an article in The Wall Street Journal of February 13, perhaps even to Belgium and Austria.

We believe that the current crisis in euroland again demonstrates that the Proponents' shareholder proposal raises a significant policy issue for the Company.

In conclusion, we reiterate our request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Shelly J. Dropkin
Seamus Finn
Gary Brouse
Laura Berry

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 30, 2010

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Gregory S. Belliston, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Citigroup, Inc. (Sisters of Charity)

Dear Sir/Madam:

I have been asked by The Sisters of Charity of St. Elizabeth, the Missionary Oblates of Mary Immaculate, the Maryknoll Fathers and Brothers (the Catholic Foreign Mission Society of America, Inc.), The Maryknoll Sisters of St. Dominic, Inc., The Sisters of St. Francis of Philadelphia, the Benedictine Sisters of Mount St. Scholastica, the Benedictine Sisters of Boerne, TX, The Marianist Province of the United States, The Community of the Sisters of St. Dominic of Caldwell, New Jersey, the Sisters of Charity of the Incarnate Word, the Sisters of St. Joseph of Carondelet and the Convent Academy of the Incarnate Word (who are hereinafter jointly referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Citigroup Inc. (hereinafter referred to either as "Citi" or the "Company"), and who have jointly submitted a shareholder proposal to Citi, to respond to the letter dated December 17, 2009, sent to the Securities & Exchange Commission by the Company, in which Citi contends that the Proponents' shareholder proposal may be excluded from the Company's year 2010 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Citi's year 2010 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests the Company to report on certain of its policies relating to derivatives.

RULE 14a-8(a)(7)

The proposal raises a significant policy issue that precludes its exclusion on ordinary business grounds.

The Company argument is exclusively that the proposal deals with the Company's ordinary business activities. Even if we concede that that is so, it would not answer the question of whether the Proponents' shareholder proposal can be excluded from Citi's proxy statement by virtue of Rule 14a-8(i)(7). That is true because a proposal that deals with the ordinary business operations of a registrant nevertheless cannot be excluded if it raises a significant policy issue for the registrant. This exception is never mentioned, considered or argued in the Company's letter. This exception to the ordinary business exclusion applies not only to significant social policy issues raised by shareholder proposals, but to significant financial policy issues as well, as is apparent from a review of the history of Rule 14a-8(i)(7).

In 1976 the Commission in Release 12999 (November 22, 1976) reviewed and reversed certain prior Staff determinations which had excluded shareholder proposals on ordinary business grounds and concluded that:

> The Commission is of the view that the provision adopted today can be effective in the future if it is interpreted somewhat more flexibly than in the past. Specifically, the term "ordinary business operations" has been deemed on occasion to include certain matters which have significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct a proposed nuclear power plant has in the past been considered excludable under former subparagraph (c)(5) [now (i)(7)]. In retrospect, however, it seems apparent that the ***economic*** and safety considerations attendant to nuclear power plants are of such magnitude that a determination whether to construct one is not an "ordinary" business matter. Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations, and future interpretative letters of the Commission's staff will reflect that view. [Emphasis supplied.]

The context was that the Staff had excluded shareholder proposals concerning the generation of power via nuclear reactors and had concluded (e.g. in *Carolina Power & Light Co.* (April 5, 1976)) that a shareholder proposal that the registrant cease planning for additional nuclear power plants was excludable:

this Division believes there is some basis for your opinion that the subject proposal may be excluded from the company's proxy material under Rule 14a-8(c) (5) [now 14a-8(i)(7)]. In arriving at this position, we have noted that there is a direct relation between the proposal and the conduct of the company's ordinary business operations. That is, the proposal deals with the construction of nuclear power plants, and you have indicated that the management of the company, as an ordinary business matter, determines the fuel mix and the types of electrical generating methods that will be utilized to furnish electricity to the company's customers.

Meanwhile, many electric utilities were facing very severe financial crises because of the enormous cost overruns which were almost uniformly being incurred in building nuclear power plants and which had, in some instances, led either to virtual insolvency or to abandoning the construction of the plant. In that context, the Commission, in its revision of the Rule, noted that the policy exception to the ordinary business rule applied not only to social policy issues (like safety), but also to *economic* issues.

We believe that this truth was recently reinforced in Staff Legal Bulletin 14E (October 27, 2009) (the "Staff Legal Bulletin") where, in Section B., the Staff considered when resolutions should be excluded because they involved an analysis of risk. Since policies relating to risk normally affect the financial condition of the registrant rather than, as in the case with social issues, considering the harm that the registrant is inflicting on third parties, it is clear that the Staff has reaffirmed the mandate of the 1976 Release that shareholder proposals which raise economic issues of sufficient magnitude cannot be excluded by Rule 14a-8(i)(7). Thus, the Staff Legal Bulletin stated:

> Based on our experience in reviewing these requests, we are concerned that our application of the analytical framework discussed in SLB No. 14C may have resulted in the unwarranted exclusion of proposals that relate to the evaluation of risk but that focus on significant policy issues. . . . In addition, we have become increasingly cognizant that the adequacy of risk management and oversight can have major consequences for a company and its shareholders.
>
> . . . . In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) . . . .

It is, we believe, quite unnecessary to rehearse for the financially literate (such as the Staff) the dismal recent events surrounded the use and abuse of derivatives, such as the demise of AIG and the $182 billion cost of its funeral which has been billed to the taxpayers. Calls for reform of the derivatives market have been widespread, as can be seen in several paragraphs of the Proponents' Whereas Clauses, such as the fourth, fifth, sixth, seventh, eighth and ninth paragraphs. There has been an almost universal call for reform, including, more recently a speech by the Chairman of the CFTC (entitled "OTC Derivatives Reform") given on January 6, 2010 before the Council on Foreign Relations in which he stated that "The financial crisis certainly highlighted the need for regulatory reform of the derivatives market". (Available at www.cftc.gov/newsroom/speechestestimony). Similarly, he appeared yesterday at a meeting of the American Bar Association's Committee on Derivatives and Futures Law and stated that "the Administration and Congress are in the middle of a new historic effort to enact broad derivatives reform". (Available at the same website.)

In response to the widespread call for reform of the derivatives markets, the House of Representatives on December 11, 2009, passed the Wall Street Reform and Consumer Protection Act of 2009, Title III of which provides for regulation of derivatives.

However, because Congress is in virtual deadlock, it is unclear when, if ever, the Congress will actually pass financial reform, even if a majority in both houses favors such reform. In the meantime, it is appropriate for shareholders of registrants to request that the companies in which they own stock institute their own internal reforms and publically disclose them. This is especially true with respect to Citi which, according to a report on the "Advanced Trading" website, is one of the five firms that "account for 97 percent of the notional amount of all derivative contracts". http://www.advancedtrading.com/derivatives/showArticle.jhtml;jsessionid=51PMCS2GN5FI3QE1GHPCKHWATMY32JVN?articleID=222001753&pgno=1.

The Company's argument in the first paragraph on page two of its "Statement" appears to be that the proposal is a matter of ordinary business because it deals with confidential materials. However, the Proponents' shareholder proposal explicitly states that "proprietary information" shall be omitted from the requested report.

In the second and third paragraphs on page two of its "Statement" the Company cites a number of instances where the Staff granted a no-action letter to a registrant. However, none of the proposals involved in those letters appears to have raised a significant policy issue, and some seemed to have involved micro-managing.

The Company's final paragraph cites a number of additional instances where the Staff has granted no-action letters, but again these all appear to be instances where there was not even an arguable significant policy issue (e.g. *Citigroup, Inc.* (February 5, 2007) and *Citigroup, Inc.* (February 21, 2007)) or are clearly without precedential value in light of Staff Legal Bulletin 14E (October 27, 2009) (e.g. *Newmont Mining Corporation* (February 4, 2004); *The Chubb Corporation* (January 25, 2004); *The Mead Corporation* (January 31, 2001); *The Dow Chemical Company* (February 23, 2005); *Conseco Inc.* (April 18, 2000)) since one cannot know how these letters, which dealt with risk evaluation, would be decided under the Staff's current interpretation of Rule 14a-8(i)(7).

In short, Citi has failed to carry its burden of proof to establish the application of Rule 14a-8(i)(7) to the Proponents' shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Shelly J. Dropkin
Seamus Finn
Gary Brouse
Laura Berry

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com


citi

December 17, 2009

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal Submitted to Citigroup Inc. by The Sisters of Charity of Saint Elizabeth, Missionary Oblates of Mary Immaculate, Maryknoll Fathers and Brothers, Maryknoll Sisters of St. Dominic, Sisters of St. Francis of Philadelphia, Benedictine Sisters of Mount St. Scholastica, Benedictine Sisters of Boerne, TX, The Marianists Province of the United States, Sisters of St. Dominick of Caldwell N.J., Sisters of Charity of the Incarnate Word, Sisters of St. Joseph of Carondelet and Convent Academy of the Incarnate Word

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed herewith for filing are the stockholder proposal and supporting statement (the "Proposal") submitted by The Sisters of Charity of Saint Elizabeth, Missionary Oblates of Mary Immaculate, Maryknoll Fathers and Brothers, Maryknoll Sisters of St. Dominic, Sisters of St. Francis of Philadelphia, Benedictine Sisters of Mount St. Scholastica, Benedictine Sisters of Boerne, TX, The Marianists Province of the United States, Sisters of St. Dominick of Caldwell N.J., Sisters of Charity of the Incarnate Word, Sisters of St. Joseph of Carondelet and Convent Academy of the Incarnate Word (the "Proponent"), for inclusion in the proxy materials to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on or about April 20, 2009 (the "Proxy Materials"). Also enclosed for filing is a copy of a statement outlining the reasons Citigroup Inc. deems the omission of the attached Proposal from the Proxy Materials to be proper pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) provides that a proposal may be omitted if "it deals with a matter relating to the company's ordinary business operations."

By copy of this letter and the enclosed material, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2010 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 calendar days before it intends to file its 2010 Proxy Materials.

The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2010 Proxy Materials.

Please acknowledge receipt of this letter and the enclosed material by return email. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
General Counsel, Corporate Governance

cc: The Sisters of Charity of Saint Elizabeth
Missionary Oblates of Mary Immaculate
Maryknoll Fathers and Brothers
Maryknoll Sisters of St. Dominic
Sisters of St. Francis of Philadelphia
Benedictine Sisters of Mount St. Scholastic
Benedictine Sisters of Boerne, TX
The Marianists Province of the United States
Sisters of St. Dominick of Caldwell N.J.
Sisters of Charity of the Incarnate Word
Sisters of St. Joseph of Carondelet
Convent Academy of the Incarnate Word

Encls.

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to exclude the stockholder proposal and supporting statement (the "Proposal," a copy of which is annexed hereto as Exhibit A) submitted by the Sisters of Charity St. Elizabeth (the "Proponent"), for inclusion in its proxy statement and form of proxy (together, the "2010 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on or about April 20, 2010.

The Proposal provides "that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2010, the firm's policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated."

The Company believes that the Proposal may be properly omitted from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(7) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended, which provides that a proposal may be excluded if it "deals with a matter relating to the company's ordinary business operations."

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) BECAUSE IT INFRINGES UPON MANAGEMENT'S BASIC FUNCTIONS REGARDING THE COMPANY'S ORDINARY BUSINESS OPERATIONS

The Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations. The Staff of the Division of Corporation Finance (the "Staff") has explained that the general underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release 34-40,018 (May 21, 1998). The first central consideration upon which that policy rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The second consideration comes into play when a proposal involves "methods for implementing complex policies." Id. Where, as here, a proposal requests that the Company prepare a report, "the staff will consider whether the subject matter of the special report [...] involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)." SEC Release 34-20091 (Aug. 16, 1983).

Information concerning Citigroup's internal policies and procedures regarding collateral is highly confidential and sensitive and relates solely to the conduct of Citigroup's ordinary business operations. There are no rules or regulations requiring disclosure of this information to shareholders and its disclosure may have an anti-competitive effect on Citigroup. As such, decisions as to what constitutes appropriate disclosure with respect to Citigroup's collateral on over the counter derivatives trades and rehypothecation of collateral relate to Citigroup's ordinary business operations. We believe the Proposal falls thus squarely within the parameters of the ordinary business exception contained in Rule 14a-8(i)(7) because the proposal interferes with the Company's ability to control decisions related to the disclosure of highly confidential and sensitive information. *See*, e.g. *Verizon Communications Inc.* (available February 12, 2008) and *Peregrine Pharmaceuticals, Inc.* (available July 31, 2007).

The Staff has consistently taken the position that shareholder proposals requesting the dissemination of information may be excludable under Rule 14a-8(i)(7), if the substance of the information sought is within the ordinary business of the company. *See* Exchange Act Release No 20091, (August 16, 1983). *See*, for example, *AmerInst Insurance Group. Ltd.* (available April 14, 2005) (proposal requesting a company to provide a full, complete and adequate disclosure of the accounting, each calendar quarter, of its line items of Operating and Management expenses omitted under Rule 14a-8(i) (7)).

The Proposal is very similar to a number of other proposals that the Staff has consistently deemed inappropriate for shareholder consideration under Rule 14a-8(i)(7), because they requested supplemental reports to stockholders on ordinary business matters, such as financial information and risk management. In *Santa Fe Southern Pacific Corp.* (available January 30, 1986), a proposal requesting the disclosure of "current cost basis financial statements" for the company and its principal subsidiaries was excludable as relating to ordinary business operations, namely the "determination to make financial disclosure not required by law." Similarly, in *Crescent Real Estate Equities Co.* (available April 28, 2004), a proposal requesting a comprehensive policy regarding related party transactions that required annual disclosure of information relating to transactions between the company and any executive officer or director was excludable because the proposal involved "reporting on transactions related to [the company's] ordinary business operations."

In its supporting statement, the Proponent presents the request for a report about Citigroup's policies regarding collateral in light of risks it alleges are inherent in any rehypothecation of collateral. In Staff Legal Bulletin No. 14E (available October 27, 2009), the Staff sets forth the analytical framework it will apply in determining whether a company may exclude a proposal related to risk under Rule 14a-8(i)(7), viz., whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company. We believe the Proposal may be properly excluded under Rule 14a-8(i)(7), because the proposal pertains to the Company's ability to designate accounts for collateral and evaluate the risk of collateral rehypothecation, an ordinary business function of evaluating risks and liabilities. In Citigroup Inc. (available February 21, 2007) a proposal requesting a report about the policies that are in place to safeguard against the provision of any financial services for any corporate or individual clients that enables capital flight and results in tax avoidance could be omitted under Rule 14a-8(i)(7). *See* also: *Citigroup Inc.* (available February 5, 2007) (proposal requesting that the board make available to the shareholders a report on the estimated impacts of a flat tax for Citigroup Inc. could be excluded under Rule 14a-8(i)(7) as relating to Citigroup's ordinary business operations (i.e., evaluating the impact of government regulation on the company)); *The Dow Chemical Company* (February 23, 2005) (proposal requesting the company to produce a report describing the impacts that outstanding Bhopal issues may pose to the company if left unresolved could be excluded under Rule 14a-8(i)(7) as constituting the ordinary business function of evaluating risks and liabilities); *Newmont Mining Corporation* (available February 4, 2004) (proposal requesting a report on the risks to the company's operations, profitability and reputation arising from social and environmental liabilities); *The Chubb Corporation* (available January 25, 2004) (proposal requesting that the board of directors prepare a report providing an assessment of management's strategies for evaluating the risks and benefits of the impact of climate change on its businesses); *The Mead Corporation* (January 31, 2001) (proposal requesting a report on liability protection methodology and risk evaluation omitted under Rule 14a-8(i)(7) where the Staff stated, "We note in particular that the proposal appears to focus on Mead's liability methodology and evaluation of risk"); and *Conseco Inc.* (available April 18, 2000) (proposal to adopt policy to ensure that accounting methods and financial statements adequately reflect the risk of sub-prime lending was excludable as relating to the presentation of financial statements in reports to stockholders).

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be omitted pursuant to Rule 14a-8(i)(7).

Exhibit A


150 YEARS
Charity
GENERATION TO GENERATION

November 11, 2009

Mr. Vikram Pandit, CEO
Citigroup
399 Park Avenue
New York, NY 10043

By Fax: 212-793-7600
Original by Fedex

Dear Mr. Pandit,

The Sisters of Charity of Saint Elizabeth are concerned about the current fiscal crisis, its effect on world-wide communities and our Company's response to this critical situation. We believe the global financial crisis requires major changes in practices by our Company. Therefore, the Sisters of Charity of Saint Elizabeth request the Board of Directors to report to shareholders on the firm's policy on collateral as described in the attached proposal.

The Sisters of Charity of Saint Elizabeth are beneficial owners of 300 shares of stock. Under separate cover, you will receive proof of ownership. We will retain shares through the annual meeting.

I have been authorized to notify you of your intention to file this resolution for consideration by the stockholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

Enc.
SBA/dt

SISTERS OF CHARITY OF SAINT ELIZABETH, PO BOX 476, CONVENT STATION, NJ 07961-0476
973-290-5402 973-290-5441 (FAX) BAIRES@SCNJ.ORG


150 YEARS
Charity
GENERATION TO GENERATION

November 11, 2009

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Dear Madam/Sir:

Enclosed is a coy of the stockholder's resolution and accompanying statement which we, as stockholder in Citigroup, have asked to be included in the 2008 proxy statement.

Also, enclosed is a copy of the cover letter to Mr. Vikram Pandit, CEO of Citigroup.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

Encs

SBA/dt

SISTERS OF CHARITY OF SAINT ELIZABETH, PO BOX 476, CONVENT STATION, NJ 07961-0476
973-290-5402 973-290-5441 (FAX) BAIRES@SCNJ.ORG

RESOLUTION: Collateral in Over-the Counter Derivatives Trading

Whereas the recent financial crisis has resulted in the destruction of trillions of dollars of wealth and untold suffering and hardship across the world;

Whereas taxpayers in the United States have been forced to extend hundreds of billions of dollars in assistance and guarantees to financial institutions and corporations over the past 18 months;

Whereas leading up to the financial crisis, assets of the largest financial institutions were leveraged at the rate of over 30 to 1;

Whereas very high degrees of leverage in derivatives transactions contributed to the timing and severity of the financial crisis;

Whereas concerns have arisen about the practice of rehypothecation: the ability of derivatives dealers to redeploy cash collateral that gets posted by one of its trading partners. "In the Lehman Brothers bankruptcy, one of the big unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions." (Matthew Goldstein, Reuter's blog, August 27, 2009)

Whereas the financial system was brought to the brink of collapse by the absence of a system and structure to monitor counterparty risk;

Whereas numerous experts and the U.S. Treasury Department have called for the appropriate capitalization and collateralization of derivative transactions;

Whereas Nobel economist Robert Engel wrote that "inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and collateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy."(Wall St. Journal, May 19, 2009)

Whereas multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs

Be it resolved that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2010, the firm's policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

Supporting Statement

For many years, the proponents have been concerned about the long-term consequences of irresponsible risk in investment products and have expressed these concerns to the company. We applaud the steps that have been implemented to establish a clearinghouse for over the counter derivatives. We believe that the report requested in this proposal will offer information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises.

Exhibit B

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



VIA UPS

November 12, 2009

The Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476
Attention: Sister Barbara Aires, SC

Dear Sister Barbara:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by The Sisters of Charity of Saint Elizabeth for consideration by Citigroup's stockholders at the Annual Meeting in April 2010.

Please note that you are required to provide Citigroup with a written statement from the record holder of The Sisters of Charity of Saint Elizabeth's securities that The Sisters of Charity of Saint Elizabeth has held Citigroup stock continuously for at least one year as of the date you submitted the proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance